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NEWS RELEASE

NR10-16

August 19, 2010

Dorato Announces Start of Regional Airborne Geophysical Survey

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt: D05, OTCQX: DRIFF) is pleased to announce that  regional airborne geophysical survey equipment has been delivered to Minera Afrodita’s base camp in the Cordillera del Condor region of northern Peru.  Calibration flights are in progress and surveying will begin in the coming days.  Dorato has a right to acquire 100% of Minera Afrodita.

“The geophysical survey will facilitate fast, cost-effective screening of the Cordillera del Condor,” stated Keith Henderson, Dorato’s President and CEO. “Afrodita’s prior survey covered only 15% of the overall land position and led to the discovery of mineralization at Lucero, not to mention targets such as Canelo which is currently being evaluated.  This current survey is expected to generate targets throughout the remainder of the belt and will hopefully accelerate additional discoveries.”

Geophysical Survey Details

The 2009 Lucero discovery was achieved by the recognition and field evaluation of coincident magnetic and electromagnetic anomalies.  The 2010 geophysical survey is designed to collect the same magnetic and electromagnetic data, but will incorporate a third radiometric component that could help identify porphyry mineralization in the belt.

Geophysical surveying will permit rapid screening of 900-square-kilometres with zero environmental impact (Figure 1).

Adding Value

Undertaking a survey of this kind is the most efficient way to create value in large, otherwise unexplored areas.

Mineral Afrodita’s 2008 geophysical survey provided the first geophysical dataset for the Peruvian portion of the Cordillera del Condor and facilitated the 2009 Lucero Discovery.  Afrodita technical staff has experience investigating geophysical anomalies on the ground, understand target geophysical responses, and are in a unique position to identify high-potential exploration targets from the 2010 survey.  This experience will facilitate rapid field evaluation of geophysical anomalies within the larger Cordillera del Condor property.

Cordillera del Condor Background

The Cordillera del Condor District (Figure 2) has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border historical small-scale but high-grade gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a director.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements, including two agreements signed in recent weeks, now has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district (Figure 2).  Dorato is well funded and possesses experienced management with a proven track record.

Figure 2:  Cordillera del Condor Project Area in northern Peru

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.